October 7, 2024

Eli Baker
Chief Executive Officer
Bold Eagle Acquisition Corp.
955 Fifth Avenue
New York, NY 10075

       Re: Bold Eagle Acquisition Corp.
           Registration Statement on Form S-1
           Filed September 20, 2024
           File No. 333-282268
Dear Eli Baker:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed September 20, 2024
Summary, page 1

1. We note the disclosure on page 2 and elsewhere that "in connection with a business combination with a combined company of $3 billion or greater, our sponsor intends to restructure the ownership of its founder shares to approximately 1% of such pro forma equity value in fully vested shares ... to limit the founder shares dilutive impact."
       Please revise to clarify whether the sponsor is bound to this restructure plan, and if so, the agreement setting forth this requirement. To the extent the sponsor is not bound to this plan, please clearly disclose throughout the prospectus. Please revise to clearly discuss other factors that would likely have a dilutive impact to public shareholders in connection with a business combination with this size company, including the potential issuance of shares or additional financing. Please also add risk factor disclosure.
 October 7, 2024
Page 2


Risk Factors, page 34

2. We note the disclosure on page 34 states, "our initial shareholders will own 17.63% of our issued and outstanding ordinary shares immediately following the completion of this offering." Please reconcile with the disclosure elsewhere in the prospectus, which reflects the founder shares representing 20% of the outstanding shares after this offering.
Dilution, page 78

3. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 78 and 79. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure elsewhere in your filing that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation
S-K
Our Sponsor, page 89

4. We partially reissue prior comment 17. Please revise the disclosure to address the possibility of indirect transfers of your securities through the transfer of sponsor interests by sponsor members or other affiliates. Please also add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the company before identifying a business combination, including through the ability to transfer the founder shares or otherwise. We note, for example, the disclosure that the letter agreement containing restrictions may be amended.
General

5. We note the disclosure in footnote 2 to the Capitalization table on page 80 that your net tangible assets, after payment of the deferred underwriting commissions, will be maintained at a minimum of $5,000,001. Please revise to clearly disclose throughout the prospectus and disclose where such provision is located.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 October 7, 2024
Page 3

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Daniel Nussen, Esq.